EXHIBIT 99.1

XP Inc. Reports First Quarter 2025 Results

São Paulo, Brazil, May 20, 2025 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the first quarter of 2025.

Summary

Operating Metrics (unaudited)	1Q25	1Q24	YoY	4Q24	QoQ
Total Client Assets (in R$ bn)	1,328	1,177	13%	1,286	3%
Total Net Inflow (in R$ bn)	24	13	79%	29	-19%
Annualized Retail Take Rate	1.25%	1.24%	2 bps	1.33%	-8 bps
Active Clients (in '000s)	4,693	4,587	2%	4,684	0%
Headcount (EoP)	7,356	6,579	12%	7,442	-1%
Total Advisors (in '000s)	18.1	17.7	2%	18.2	-1%
Retail DATs (in mn)	2.2	2.2	3%	2.4	-7%
Retirement Plans Client Assets (in R$ bn)	83	73	15%	81	3%
Cards TPV (in R$ bn)	12.1	11.3	7%	13.1	-8%
Credit Portfolio (in R$ bn)	22.2	22.5	-1%	21.2	4%
Gross Written Premiums (in R$ mn)	348	248	40%	401	-13%

Financial Metrics (in R$ mn)	1Q25	1Q24	YoY	4Q24	QoQ
Gross revenue	4,557	4,270	7%	4,725	-4%
Retail	3,441	3,131	10%	3,569	-4%
Institutional	344	354	-3%	332	4%
Corporate & Issuer Services	562	509	11%	599	-6%
Other	210	276	-24%	224	-6%
Net Revenue	4,345	4,053	7%	4,487	-3%
Gross Profit	2,915	2,737	6%	3,109	-6%
Gross Margin	67.1%	67.5%	-44 bps	69.3%	-219 bps
EBT	1,263	1,088	16%	1,289	-2%
EBT Margin	29.1%	26.9%	220 bps	28.7%	33 bps
Adjusted Net Income	1,236	1,030	20%	1,210	2%
Adjusted Net Margin	28.4%	25.4%	304 bps	27.0%	148 bps
Adjusted Diluted EPS (in R$)	2.29	1.85	24%	2.23	3%
Adjusted ROAE¹	24.1%	20.7%	340 bps	23.4%	68 bps
Adjusted ROTE[2]	30.2%	25.4%	474 bps	29.2%	101 bps

1 – Please refer to the Non-GAAP Financial Reconciliation for a detailed breakdown of these adjustments.

2 – Annualized Return on Average Equity.

3 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill

Operating KPIs

1.	INVESTMENTS

Client Assets and Net Inflow (in R$ billion)

Client Assets totaled R$1.3 trillion in 1Q25, up 13% YoY and 3% QoQ. Year-over-year growth was driven by R$119 billion net inflow and R$32 billion of market appreciation.

In 1Q25, Net Inflow was R$24 billion, and Retail Net Inflow was R$20 billion, 1% lower QoQ, and 53% higher YoY.

Starting this quarter—and retrospectively back to 1Q24—we began including institutional client assets in our total client assets, which had not been accounted for previously. In addition, we are now also disclosing our assets under management (AuM) and assets under administration (AuA) separately. The combined total of client assets, AuM, and AuC reached R$1.8 trillion, representing a 13% YoY growth.

It’s important to note that the reported net inflow refers exclusively to total client assets and does not include AuM or AuA.

Active Clients (in ‘000s)

Active clients grew 2% YoY and 0% QoQ, totaling 4.7 million in 1Q25.

Total Advisors (in ‘000s)

Total Advisors connected to XP, including (1) IFAs, (2) XP employees who offer advisory services, (3) Registered Investment Advisors, consultants and wealth managers, among others. As of 1Q25, we had 18.1 thousand Total Advisors, an increase of 2% YoY.

Retail Daily Average Trades (in million)

Retail DATs totaled 2.2 million in 1Q25, up 3% YoY and down 7% QoQ.

NPS

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 73 in 1Q25. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

2.	RETIREMENT PLANS

Retirement Plans Client Assets (in R$ billion)

As per public data published by Susep, XPV&P’s individual’s market share (PGBL and VGBL) was stable at 4.9%. Total Client Assets were R$83 billion in 1Q25, up 15% YoY. Assets from XPV&P, our proprietary insurer, grew 16%  YoY, reaching R$68 billion.

3.	CARDS

Cards TPV (in R$ billion)

In 1Q25, Total TPV was R$12.1 billion, a 7% growth YoY, and 8% decrease QoQ, given the usual positive seasonality in the end of the year.

Active Cards (in ‘000s)

Total Active Cards were 1.4 million in 1Q25, a growth of 13% YoY and 3% QoQ, being 1.0 million Credit Cards and 0.4 million Active Debit Cards.

4.	CREDIT[4]

Credit Portfolio (in R$ billion)

Total Credit Portfolio reached R$22 billion as of 1Q25, decreasing 1% YoY and growing 4% QoQ. Currently, this Credit Portfolio is 80% collateralized with Investments.

4 - From 3Q22 onwards, the credit portfolio is disclosed gross (versus previously net) of loan loss provisions, also retroactively, not including Intercompany transactions and Credit Card related loans and receivables

5.	INSURANCE

Gross Written Premiums (in R$ million)

Gross written premiums (GWP) refer to the total amount of premium income that XPs has written or sold during a particular reporting period before deductions for provisions, reinsurance and other expenses. This figure represents the total premiums that customers have agreed to pay for life insurance policies issued by the company, or sold by the company and issued by third-party insurers, including both new policies and renewals. It is a crucial metric for assessing the total business volume of an insurance company or insurance broker within that period.

In the 1Q25, Gross Written Premiums grew 40% YoY and decrease 13% QoQ.

Discussion of Financial Results

Total Gross Revenue1

Gross revenue reached R$4.6 billion in 1Q25, reflecting a 4% decrease quarter-over-quarter (QoQ) and a 7% increase year-over-year (YoY). Annual growth was primarily driven by our Retail and Corporate & Issuer Services.

Retail Revenue

(in R$ mn)	1Q25	1Q24	YoY	4Q24	QoQ
Retail Revenue	3,441	3,131	10%	3,569	-4%
Equities	959	1,128	-15%	1,001	-4%
Fixed Income	1,015	704	44%	985	3%
Funds Platform	322	316	2%	364	-11%
Retirement Plans	107	95	12%	103	4%
Cards	319	297	8%	333	-4%
Credit	82	55	48%	81	1%
Insurance	53	45	17%	58	-8%
Other Retail	584	490	19%	645	-10%
Annualized Retail Take Rate	1.25%	1.24%	2 bps	1.33%	-8 bps

Retail revenue reached R$3,441 million in 1Q25, marking a 4% decrease quarter-over-quarter (QoQ) and a 10% increase year-over-year (YoY). YoY growth was driven by (1) another strong quarter in fixed income, which grew 44%, and (2) Other Retail revenues, which include float, FX transactions, digital account, consortium, global investments, among others. For the first time, fixed income became the largest revenue contributor within retail. However, this was partially offset by a 15% decline in equities revenue YoY.

Take Rate

Annualized Retail Take Rate was 1.25% in 1Q25, 8 bps lower QoQ and 2 bps higher YoY.

Institutional Revenue

Institutional revenue was R$344 million in 1Q25, up 4% QoQ and 3% lower YoY.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$562 million in 1Q25, down 6% QoQ and up 11% YoY.

Even in a scenario of lower industry-wide volumes, we gained market share in the DCM space, which allowed issuer services to deliver relatively stable revenues YoY, marking R$282mn and a decrease of 16% QoQ.

It was a strong quarter for our Corporate, as we captured cross-sell opportunities—mainly in derivatives and energy, posting R$280 million in the quarter, a 23% growth YoY and 7% growth QoQ.

Other Revenue

Other revenue was R$210 million in 1Q25, 6% lower QoQ and 24% lower YoY.

Costs of Goods Sold and Gross Margin1

Gross Margin was 67.1% in 1Q25 versus 67.5% in 1Q24 and 69.3% in 4Q24. The sequential decrease in Gross Margin was mainly related to the increase in Expected Credit Losses in the quarter.

SG&A Expenses1

(in R$ mn)	1Q25	1Q24	YoY	4Q24	QoQ
Total SG&A	(1,417)	(1,416)	0%	(1,577)	-10%
People	(970)	(1,007)	-4%	(1,087)	-11%
Salary and Taxes	(439)	(432)	2%	(390)	13%
Bonuses	(383)	(410)	-7%	(582)	-34%
Share Based Compensation	(148)	(164)	-10%	(115)	29%
Non-people	(447)	(410)	9%	(490)	-9%
LTM Compensation Ratio[5]	23.1%	25.2%	-206 bps	23.7%	-61 bps
LTM Efficiency Ratio[6]	34.1%	36.5%	-239 bps	34.7%	-58 bps
Headcount (EoP)	7,356	6,579	12%	7,442	-1%

SG&A expenses totaled R$1.4 billion in 1Q25, 10% lower QoQ, and flat YoY.

Our last twelve months (LTM) compensation ratio5in 1Q25 was 23.1%, an improvement from 25.2% in 1Q24 and from the 23.7% in 4Q24. Also, our LTM efficiency ratio6 reached 34.1% in 1Q25, the lowest level since our IPO, reinforcing once again our focus on cost discipline and efficient expenses management. We have been making continued gains in operating leverage as we scale our business, even considering new investments to enhance our platform, such as improvements in our banking product offering and new hirings of internal advisors.

Earnings Before Taxes1

EBT was R$1,263 million in 1Q25, 2% lower QoQ and up 16% YoY. EBT Margin was 29.1%. Our EBT Margin was 33 bps lower QoQ, and 220 bps higher YoY.

Adjusted Net Income and Adjusted EPS1

In 1Q25, Adjusted Net Income reached a record of R$1.2 billion, showing a 2% QoQ and a 20% rise YoY. Adjusted Basic EPS was R$2.31, reflecting a 3% QoQ growth and an 23% YoY increase. Adjusted diluted EPS was R$2.29 for the quarter, up 3% QoQ and 24% YoY.  Earnings per share have been growing faster than net income as a result of the share buyback programs we have executed over the past few years.

Adjusted ROTE1,7 and Adjusted ROAE1,8

5 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

6 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

7 – Annualized Return on Tangible Common Equity, calculated as Annualized Net Income over Tangible Common Equity, which excludes Intangibles and Goodwill, net of deferred taxes.

8 – Annualized Return on Average Equity.

We now present Return on Tangible Equity, which excludes Intangibles and Goodwill. We believe this metric allows a more meaningful comparison with our peers.

In 1Q25, annualized Adjusted ROTE7 was 30.2%, up 101 bps QoQ and up 474 bps YoY. Our annualized Adjusted ROAE8 in 1Q25 was 24.1%, up 68 bps QoQ and up 340 bps YoY.

Capital Management9

In 1Q25 our BIS Ratio was 19.0%, 127 bps higher QoQ and 182 bps lower YoY. While our total RWA was R$101.5 billion, with a 4% decrease QoQ and 19% increase YoY. Today, we also have announced a new share buyback program of R$1billion. It is part of our capital distribution plan, aligned with our guidance target of BIS Ratio to operate the business between 16% and 19% in 2026.

9 – Managerial BIS Ratio is calculated using the same methodology as the BIS Ratio for our Prudential Conglomerate. However, it is based on the total assets and equity of the entire group.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its fourth quarter financial results on Tuesday, May 20th, 2025, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 1Q25 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes Adjustments to Reported Net Income, which is non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	1Q25	1Q24	YoY	4Q24	QoQ
Total Gross Revenue	4,557	4,270	7%	4,725	-4%
Retail	3,441	3,131	10%	3,569	-4%
Equities	959	1,128	-15%	1,001	-4%
Fixed Income	1,015	704	44%	985	3%
Funds Platform	322	316	2%	364	-11%
Retirement Plans	107	95	12%	103	4%
Cards	319	297	8%	333	-4%
Credit	82	55	48%	81	1%
Insurance	53	45	17%	58	-8%
Other	584	490	19%	645	-10%
Institutional	344	354	-3%	332	4%
Corporate & Issuer Services	562	509	11%	599	-6%
Other	210	276	-24%	224	-6%
Net Revenue	4,345	4,053	7%	4,487	-3%
COGS	(1,430)	(1,316)	9%	(1,378)	4%
Gross Profit	2,915	2,737	6%	3,109	-6%
Gross Margin	67.1%	67.5%	-44 bps	69.3%	-219 bps
SG&A	(1,409)	(1,406)	0%	(1,567)	-10%
People	(970)	(1,007)	-4%	(1,087)	-11%
Non-People	(439)	(400)	10%	(480)	-9%
D&A	(74)	(68)	9%	(60)	25%
Interest expense on debt	(177)	(181)	-2%	(196)	-10%
Share of profit in joint ventures and associates	7	7	5%	2	204%
EBT	1,263	1,088	16%	1,289	-2%
EBT Margin	29.1%	26.9%	220 bps	28.7%	33 bps
Tax Expense (Accounting)	(27)	(59)	-55%	(79)	-66%
Tax expense (Tax Withholding in Funds)[9]	(177)	(167)	6%	(185)	-4%
Effective tax rate (Normalized)	(14.2%)	(18.0%)	384 bps	(17.9%)	375 bps
Adjusted Net Income	1,236	1,030	20%	1,210	2%
Adjusted Net Margin	28.4%	25.4%	304 bps	27.0%	148 bps

10 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	1Q25	1Q24	YoY	4Q24	QoQ
Net revenue from services rendered	1,650	1,624	2%	1,912	-14%
Brokerage commission	473	495	-4%	522	-9%
Securities placement	477	490	-2%	540	-12%
Management fees	413	411	1%	444	-7%
Insurance brokerage fee	58	49	17%	58	-1%
Commission Fees	241	208	15%	317	-24%
Other services	152	128	19%	218	-30%
Sales Tax and contributions on Services	(165)	(157)	5%	(186)	-12%
Net income from financial instruments at amortized cost	(902)	227	n.a.	(887)	2%
Net income from financial instruments at fair value through profit or loss	3,596	2,202	63%	3,415	5%
Total revenue and income	4,345	4,053	7%	4,440	-2%
Operating costs	(1,283)	(1,219)	5%	(1,276)	1%
Selling expenses	(57)	(32)	77%	(41)	37%
Administrative expenses	(1,448)	(1,452)	0%	(1,528)	-5%
Other operating revenues (expenses), net	23	9	145%	3	n.a.
Expected credit losses	(146)	(97)	51%	(102)	43%
Interest expense on debt	(177)	(181)	-2%	(196)	-10%
Share of profit or (loss) in joint ventures and associates	7	7	5%	2	204%
Income before income tax	1,263	1,088	16%	1,301	-3%
Income tax expense	(27)	(59)	-55%	(121)	-78%
Net income for the period	1,236	1,030	20%	1,181	5%

Balance Sheet (in R$ mn)

Assets	1Q25	4Q24
Cash	8,226	5,611
Financial assets	321,791	321,698
Fair value through profit or loss	213,089	196,185
Securities	162,095	149,985
Derivative financial instruments	50,994	46,200
Fair value through other comprehensive income	51,001	50,880
Securities	51,001	50,880
Evaluated at amortized cost	57,701	74,633
Securities	5,677	2,836
Securities purchased under agreements to resell	7,901	22,057
Securities trading and intermediation	4,703	6,499
Accounts receivable	928	779
Loan Operations	29,966	29,228
Other financial assets	8,526	13,233
Other assets	10,614	10,657
Recoverable taxes	555	453
Rights-of-use assets	355	313
Prepaid expenses	4,361	4,363
Other	5,344	5,528
Deferred tax assets	2,850	2,888
Investments in associates and joint ventures	3,515	3,519
Property and equipment	319	450
Goodwill & Intangible assets	2,650	2,634
Total Assets	349,966	347,457

Liabilities	1Q25	4Q24
Financial liabilities	258,017	257,965
Fair value through profit or loss	65,457	55,301
Securities	18,102	15,253
Derivative financial instruments	47,354	40,048
Evaluated at amortized cost	192,561	202,664
Securities sold under repurchase agreements	54,372	71,780
Securities trading and intermediation	20,717	18,475
Financing instruments payable	99,622	95,248
Accounts payables	871	763
Borrowings	3,502	1,666
Other financial liabilities	13,477	14,731
Other liabilities	70,612	69,179
Social and statutory obligations	619	1,311
Taxes and social security obligations	516	418
Retirement plans liabilities	68,432	66,224
Provisions and contingent liabilities	173	146
Other	872	1,080
Deferred tax liabilities	290	265
Total Liabilities	328,920	327,410
Equity attributable to owners of the Parent company	21,042	20,044
Issued capital	0	0
Capital reserve	21,075	20,940
Other comprehensive income	(549)	(674)
Treasury	(720)	(222)
Retained earnings	1,236	-
Non-controlling interest	4	4
Total equity	21,046	20,047
Total liabilities and equity	349,966	347,457

Reconciliation of Adjusted Net Income

Adjusted Net Income is a financial measure that reflects the company’s net income, excluding certain non-recurring or non-cash items that management believes do not reflect the company’s core operating performance. In the current period, this includes adjustments related to social charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested.

These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. By removing these effects, Adjusted Net Income provides a more accurate view of the company’s underlying profitability.

Additionally, in 4Q24, Adjusted Revenue (+R$47mm) and Adjusted SG&A (-R$59mm) also resulted in an Adjusted EBT. These financial measures exclude certain items that management believes are not indicative of the company’s core operating performance. These adjustments relate to one-off impacts from hedging social charges associated with share-based compensation expenses.

By excluding these items, Adjusted Revenue and Adjusted Expenses offer a more accurate representation of the company’s recurring operating results, facilitating comparability across reporting periods.

(in R$ mn)	1Q25	1Q24	YoY	4Q24	QoQ
Net Income	1,236	1,030	20%	1,181	5%
Hedge of Social Charges	-	-	-	47	-
Social Charges / Hedge of Social Charges	-	-	-	(59)	-
Tax Expenses	-	-	-	41	-
Adjusted Net Income	1,236	1,030	20%	1,210	2%